EXHIBIT 99.47


                         CONSENT OF CHRISTOPHER O. NAAS


I hereby consent to the use of my name in connection with the following report, which is being filed as an exhibit to and incorporated by reference into the registration statement on Form 40-F of Banro Corporation (the "Company") being filed with the United States Securities and Exchange Commission the technical report dated April 30, 2003 titled "Review and Mineral Resource Update of the Twangiza Property."


DATED December 17/04                        /s/ Christopher O. Naas
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                                            Christopher O. Naas